EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Nine Months Ended
	September 30, 2005	October 1, 2004	September 30, 2005	October 1, 2004
Computation of Earnings:
Income before income taxes	$266	$299	$745	$742
Add:
Interest expense	154	148	460	455
Amortization of capitalized interest	1	1	2	2
Amortization of debt premium/discount and expenses	4	3	12	11
Interest portion of rent expense	21	17	49	45
Earnings as adjusted	$446	$468	$1,268	$1,255

Computation of Fixed Charges:
Interest expense	$154	$148	$460	$455
Capitalized interest	1	—	3	1
Amortization of debt premium/discount and expenses	4	3	12	11
Interest portion of rent expense	21	17	49	45
Fixed charges	$180	$168	$524	$512

Ratio of Earnings to Fixed Charges (A)	2.48	2.78	2.42	2.45

(A) Ratios were calculated prior to rounding to millions.